Exhibit 99.15

VERSES

VERSES, DENTONS US and SPATIAL WEB FOUNDATION To Release Industry Report Titled "A Path to Global AI Governance"

VANCOUVER, British Columbia, June 05, 2023 -- VERSES AI Inc. (CBOE CANADA:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence ("AI"), announces the release on June 8, 2023 of an AI industry report titled "THE ROAD TO AUTONOMY: A Path To Global AI Governance".

The report combines the legislative expertise from Dentons, the world's largest multinational law firm, and the AI acumen of VERSES with the guidance on technical standards from the Spatial Web Foundation to provide an in-depth analysis of the legal and key legislative trends from across the world on the state of AI regulation and recommendations for a path forward for government regulation of AI.

The report aspires to pioneer a fresh approach for legal practitioners, government regulators, and lawmakers, to keep pace with the rapid technological advancements and to guide their adaptation. The critical aspect of the report is to promote the adoption of standards for what VERSES considers "law as code." The objective is to encode laws and legal principles into an understandable, machine-readable language that will facilitate the comprehension and autonomous compliance of AI systems with legal frameworks and social norms.

The report analyzes the unprecedented challenges presented by the emergence of AI and autonomous software, devices, and vehicles addressing fundamental questions like, "How can governments regulate AI systems that are on a path to regulating themselves? How can humans stay in the loop to ensure AI alignment with human values, principles, and laws, while guaranteeing fair and equitable services for all individuals and communities? And, how do we encode and enforce AI laws directly in AI systems themselves?"

The report critically examines the transformative power of rapidly evolving technologies such as AI systems and their impending impact on legal, regulatory, and government sectors and accentuates the crucial need for developing and adopting standards that foster the understanding, governance, and interoperability of AI and autonomous systems. The report underscores the role of these technical standards in shaping dynamic and effective laws to regulate, oversee, and contemporize AI activities.

The goal of the report is to provide governments, regulators, and legislators with a pragmatic framework that not only informs but also provides a roadmap for policymaking, legislation, and compliance efforts in the field of AI. This is relevant to the flourishing autonomous vehicle industry, while also serving as a fundamental guide for all future AI-driven systems. Emphasizing the urgency of a globally unified, forward-thinking approach to AI governance, the report signals the vital need for standards development and deployment as the world navigates the pathway to Autonomous Intelligent Systems ("AIS").

Significantly, the report points to the instrumental role of sociotechnical standards, as demonstrated by the work of the Institute of Electrical And Electronics Engineers IEEE P2874 Working Group. This initiative from the world's largest association of technical professionals, underscores the importance of aligning AIS with human values and reducing the risk of harmful behavior.

The report also highlights the European Commission's Flying Forward 2020 ("FF2020") project for successfully implementing these standards. Led by VERSES and running on its KOSM platform, the FF2020 project featured autonomous AI-powered drones executing various tasks, such as medical supply delivery, building security inspection, and large crowd monitoring, all while adhering to local laws. The project exemplifies how the seamless integration of standards for AI with Urban Air Mobility and current legal and regulatory frameworks could improve the implementation of AI-powered services at city scale and beyond.

The report envisions the application of these standards to a host of sectors, including healthcare, education, finance, supply chain and more, paving the way for a smarter world with AI seamlessly operating behind the scenes.

"*AI is advancing at an unprecedented pace, raising concerns about the direction of its future trajectory. As AI evolves towards autonomous systems, the need for regulation becomes critical. We must address the challenge of regulating self-regulating AI to ensure alignment with human values and prevent potential risks. By implementing global technical standards and establishing an international AI regulatory framework, we can harness the immense benefits of AI while safeguarding against its potential perils*," stated VERSES CEO, Gabriel René.

"*We are thrilled to collaborate with VERSES, as the challenge of regulating machines raises the question of how to strike a balance between control and freedom for entities incapable of comprehending laws or guiding principles. The current pace of*

the legal system hinders effective regulation and allows unchecked development of rapidly evolving technologies like AI. A new socio-technological standards-based approach seems to be a very pragmatic and appealing way forward," said Peter Stockberger, Partner at Dentons US.

In summary, the report calls for a safe, effective, and inclusive journey down the "Road to Autonomy," ensuring that future AI systems are not just technically advanced but also aligned with the best interests of humanity, both now and in the future. With AI influencing every sector, this insightful report offers pragmatic recommendations for a more secure, innovative, and integrated AI-driven future. The full report will be available on the VERSES, DENTONS, and Spatialweb.org websites on or around June 8, 2023, with the executive summary already available for preview.


Executive Summary
THE ROAD TO AUTONOMY
A Path To Global AI Governance
June 5, 2023
SPATIAL WEB FOUNDATION
DENTONS
VERSES

About VERSES

VERSES is a cognitive computing company specializing in next-generation AI. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSMOS™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

About Dentons
Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Denton's can help you grow, protect, operate and finance your business. Denton's polycentric and purpose-driven approach, together with their commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most to you. www.dentons.com

About the Spatial Web Foundation
The Spatial Web Foundation is a non-profit organization dedicated to the development and ethical use of technology, specifically in the creation and implementation of the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. The foundation supports transparency and accountability in the development and use of technology, promotes responsible innovation, engages in dialogue and collaboration with various stakeholders, and adopts a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create, and thrive.

On Behalf of the Company

Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

A photo accompanying this announcement is available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/1df22be2-a8db-4ce3-8217-05fbc905429f